UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

_______________________________

Liberty Tax, Inc.

(Name of Subject Company (Issuer))

Liberty Tax, Inc.

(Name of Filing Person (Issuer))

_______________________________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

53128T102
(CUSIP Number of Class of Securities)

_______________________________

Michael S. Piper

Chief Financial Officer

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

(757) 493-8855

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

_______________________________

With a copy to:

David W. Ghegan

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 3000

Atlanta, Georgia 30308

(404) 885-3000

_______________________________

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$115,315,756	$13,976.27

(*)      Calculated solely for purpose of determining the amount of the filing fee and based on the offer to purchase of up to $115,315,756 in value of shares of common stock, par value $0.01 per share, of Liberty Tax, Inc.

(**)   The amount of the filing fee, $121.20 for each $1,000,000 of value of the transaction, was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal year 2019, issued August 24, 2018.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (“Schedule TO”) amends and supplements the Schedule TO relating to the offer by Liberty Tax, Inc., a Delaware corporation (“Liberty” or the “Company”), to purchase for cash any and all shares of the Company’s outstanding common stock, par value $0.01 per share, at a purchase price of $12.00 per share. The Offer was made upon the terms and subject to the conditions contained in the Offer to Purchase, dated August 1, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and the accompanying Letter of Transmittal, dated August 1, 2019 (as amended or supplemented from time to time, the “Letter of Transmittal”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

On August 8, 2019, the Company issued a press release announcing its entry into a definitive agreement pursuant to which the Company will acquire The Vitamin Shoppe, Inc. (the “Vitamin Shoppe Acquisition”). The Company will file a further amendment to the Schedule TO to provide additional information about the Vitamin Shoppe Acquisition. The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to extend the Expiration Date of the Offer until a later date and time, to be announced by the Company, after which the Company has filed such additional information related to the Vitamin Shoppe Acquisition.

This Amendment No. 1 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act of 1934, as amended. Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constituted part of the Offer. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplement herein.

The Offer to Purchase and Items 1 through 11 to the Schedule TO.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, as amended, are hereby amended and supplemented as follows:

Each reference to “August 29, 2019” in the Offer to Purchase and the Letter of Transmittal is hereby amended by replacing it with “the date to be announced by the Company, which date shall be at least 5 business days after the Company files an Amendment to the Schedule TO providing additional information about its acquisition of The Vitamin Shoppe, Inc.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY TAX, INC.

	By:	/s/ Michael S. Piper
	Name:	Michael S. Piper
	Title:	Chief Financial Officer

Dated: August 8, 2019